

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

September 26, 2006

Gordon A. Milne
Executive Vice President and Chief Financial Officer
The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, CA 91302

**Re: The Ryland Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Qs for the Fiscal Quarters Ended March 31, 2006 and June 30, 2006
File No. 001-08029**

Dear Mr. Milne:

We have reviewed your response letter dated August 30, 2006 and have the following comment. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Note B: Segment Information, page 69</u>

1. We note in your response letter your proposal to report segment information for your four geographic regions in future filings. Please be advised that we expect you to restate your previously issued financial statements to reflect any changes in your segment presentation, rather than presenting these changes in future filings. We remind you that when you file your restated Form 10-K and Form 10-Qs, you should appropriately address the following:

- an explanatory paragraph in the reissued audit opinion,
- full compliance with SFAS 154, paragraphs 25 and 26,
- fully update all affected portions of the document, including MD&A,
- updated Item 9A. disclosures should include the following:
  - a discussion of the restatement and the facts and circumstances surrounding it,
  - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
  - changes to internal controls over financial reporting, and

- o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

  Refer to Items 307 and 308(c) of Regulation S-K.
- updated reports from management and your independent auditors regarding your internal controls over financial reporting.
- updated certifications.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3255 if you have any questions.

Sincerely,

Nili N. Shah
Branch Chief